SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman, Donald R. Rogers, Karl L. Ecker†, David A. Pordy+, David D. Freishtat, Martin P. Schaffer, Christopher C. Roberts, Jeffrey A. Shane, Edward M. Hanson, Jr., David M. Kochanski, James M. Kefauver†, Robert B. Canter, Daniel S. Krakower, Kevin P. Kennedy, Alan B. Sternstein, Nancy P. Regelin, Samuel M. Spiritos+, Martin Levine, Worthington H. Talcott, Jr.+, Fred S. Sommer, Morton A. Faller, Alan S. Tilles, James M. Hoffman, Michael V. Nakamura, Jay M. Eisenberg+, Douglas K. Hirsch, Ross D. Cooper, Glenn C. Etelson, Karl J. Protil, Jr.+, Timothy Dugan+, Kim Viti Fiorentino, Sean P. Sherman+, Gregory D. Grant+, Jacob S. Frenkel•, Rebecca Oshoway, Michael J. Froehlich, William C. Davis, III, Patrick M. Martyn, Sandy David Baron, Christine M. Sorge, Michael L. Kabik, Jeffrey W. Rubin, Simon M. Nadler, Scott D. Museles, Karl W. Means, Mimi L. Magyar, Michelle R. Curti, Glenn W.D. Gold, Debra S. Friedm, Matthew M. Moo, Eric J. von Vorys, Gary I. Horowitz, Cara A. Frye•, Heather L. Howard, Stephen A. Metz, Hong Suk "Paul" Chung, Patrick J. Howley, Carmen J. Morgan•, Kristin E. Draper•, Erin J. Ashbarry

Of Counsel
Larry N. Gandal, Leonard R. Goldstein, Richard P. Meyer∘, Larry A. Gordon•, David E. Weisman, Lawrence Eisenberg, L. Moran, Field, Eun Cho

ounsel
. Hochberg∘

d and D.C.
noted:
ia also ∘ D.C. only
ind only † Retired



05008175

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

May 9, 2005

SUPPL

RECEIVED
2005 MAY 19 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 9, 2005	Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
MAY 23 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

dlw 5/23

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-67.doc
T: 052605

REG-Electrocomponents Holding(s) in Company

1. RNS Number:0637M
Electrocomponents PLC
09 May 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 9th May 2005 in accordance with Section 198
of the Companies Act that Silchester International Investors Limited has a notifiable interest in 52,389,024 Ordinary Sharers of 10p each in the Company,

which represents 12.04% of the total issued share Capital of the company.

The Company is informed that the shares to which this notification relates are

registered as follows:

	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	14,282,569	3.28
Silchester International Investors Tobacco Free International Value Equity Trust	2,328,491	0.53
Silchester International Investors International Value Equity Trust	33,729,860	7.75
The Calleva Trust	2,048,104	0.47
Silchester International Investors Limited total	52,389,024	12.04

CARMELINA CARFORA
Group Company Secretary
9th May 2005

END

HOLUUUBAAUPAGAB

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver†
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Gregory D. Grant+
Jacob S. Frenkel•
Rebecca Oshoway
Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Jeffrey W. Rubin
Simon M. Nadler
Scott D. Museles
Karl W. Means
Mimi L. Magyar
Michelle R. Curtis•
Glenn W.D. Golding+
Debra S. Friedman•
Matthew M. Moore+
Eric J. von Vorys
Gary I. Horowitz
Cara A. Frye•
Heather L. Howard
Stephen A. Metz
Hong Suk "Paul" Chung
Patrick J. Howley
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
André L. Brady
Melissa G. Bernstein
Patricia Teck
Robert L. Ritter∘
Jacob A. Ginsberg
John D. Sadler
Heather R. Cameron•
Marc E. Pasekoff
Erin J. Ashbarry
Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Jeannie Eun Cho
Special Counsel
Philip R. Hochberg∘
Maryland and D.C. except as noted:
+ Virginia also ∘ D.C. only
• Maryland only † Retired

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

RECEIVED 2005 MAY 19 A 9:47 OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 10, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May10, 2005 Stock Exchange Announcement – Notification of Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.



By:
Christopher C. Roberts

Enclosure
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-68.doc
T: 052605

REG-Electrocomponents Holding(s) in Company

RNS Number:1168M
Electrocomponents PLC
10 May 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 9th May 2005 in accordance with Section 198 of the Companies Act that as at the close of business on 6th May 2005, UBS AG, acting through it's business group and legal entities detailed below, had an interest in 44,668,974 Ordinary shares of Electrocomponents PLC representing a total of 10.26% of the total issued share capital of the Company.

	Number of Shares	% held
NON MATERIAL		
UBS Global Asset Management	44,591,174	10.24
UBS AG	77,800	0.02
UBS AG TOTAL	44,668,974	10.26

CARMELINA CARFORA
Group Company Secretary
10th May 2005

END

HOLGUUBPAUPAGCU